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------              U.S. SECURITIES AND EXCHANGE COMMISSION
FORM 4                       WASHINGTON, D.C. 20549
------
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check box if no
    longer subject to
    Section 16. Form 4
    or Form 5 obligations
    may continue. See
    Instruction 1(b).
                  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the
                  Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940
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
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 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Huizenga        H.              Wayne         Florida Panthers Holdings, Inc.    "PAW"        Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------     X Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
450 East Las Olas Boulevard                       Number of Reporting        Month/Year             Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)          1-98               ----        title ---       below)
                 (Street)                      -------------------------   ------------------                below)
 Fort Lauderdale,  Florida       33301                                    5. If Amendment,
---------------------------------------------                                Date of Original       --------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                               N/A            7. Individual or Joint/Group Filing
                                                          --               ------------------    (Check applicable line)
                                                                                                     Form Filed By One Reporting
                                                                                                   x Person
                                                                                                 ----
                                                                                                     Form Filed By More Than One
                                                                                                     Reporting Person
                                                                                                 ----


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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Class A Common Stock                                                                      397,202 sh.           D            N/A
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Class A Common Stock                                                                    6,033,494 sh.           I            (1)
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Class A Common Stock                                                                      100,100 sh. (2)       I         *By Spouse
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Class B Common Stock                                                                      255,000 sh.           D            N/A
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.  (Over)

                   (Print or Type Response) SEC 1474 (8-92)

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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Stock Options             $10.00/sh.    (3)          --   --     --      --     (3)     11-08-06  Class  A   100,000 sh.   --
                                                                                                 Common Stock
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Stock Options             $17.25/sh.    (4)          A           350,000 --     (4)     1-2-08    Class  A   350,000 sh.   --
                                                                                                 Common Stock
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Stock Options                   100,000                    D                           N/A
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Stock Options                   350,000                    D                           N/A
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Explanation of Responses: (1) These shares of Class A Common Stock are held indirectly through
                              Huizenga Investments Limited Partnership, of which the sole general partner is Huizenga Investments, Inc. and the sole limited partner is the reporting person. The reporting person is the sole stockholder of Huizenga
                              Investments, Inc. The reporting person is signing this Form 4 individually, in his capacity as limited partner of Huizenga Investments Limited Partnership and in his capacity as sole stockholder of Huizenga Investments, Inc., the sole general partner of Huizenga Investments Limited Partnership.
                          (2) The reporting person disclaims beneficial ownership of these shares, all of which are beneficially owned by his wife.
                          (3) The options were acquired on November 8, 1996 and vest in four equal annual installations beginning on November 8, 1997.
                          (4) The options were acquired on January 2, 1998 and vest in four equal annual installments beginning on January 2, 1999.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ H. Wayne Huizenga           2-9-98
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
                                                                                                   H. WAYNE HUIZENGA(1)

Note. File three copies of this form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                             SEC 1474 (8-92)

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